Filed by Social Capital Hedosophia Holdings Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Virgin Galactic

Commission File No. 333-233098

Three Space and Aviation Industry Veterans Agree to Join Board of Directors of Virgin

Galactic Holdings

New York, USA (October 10, 2019): Social Capital Hedosophia Holdings Corp. (“SCH”) and Virgin Galactic today announced that Wanda Austin, Craig Kreeger and George Mattson have agreed to join the board of directors of Virgin Galactic Holdings, Inc. (“VGH”), the company resulting from the pending business combination transaction involving SCH and Virgin Galactic. The board appointments are contingent on approval by SCH’s shareholders and the completion of the business combination between SCH and Virgin Galactic.

Upon the closing of the business combination transaction and election by the SCH shareholders, VGH’s board of directors (the “Board”) will consist of eight members, who are expected to bring a wealth of expertise and experience across technology, aviation, space, international markets, operational and financial management.

The latest proposed nominees to the Board are:

•

Wanda Austin, who previously served as the President and CEO of The Aerospace Corporation, the nation’s preeminent space mission assurance organization. She currently serves as a board member for Amgen, Chevron Corporation and the Space Foundation. From 2015 to January 2017, Dr. Austin served on the President’s Council of Advisors on Science and Technology. She has also served on the U.S. Human Spaceflight Review Committee from 2009 to 2010 and the NASA Advisory Council from 2005 to 2007 and 2014 to 2017.

•

Craig Kreeger, who served as CEO of Virgin Atlantic from February 2013 through December 2018. Prior to his tenure at Virgin Atlantic, Craig spent 27 years at American Airlines where he held a variety of commercial, operational, financial and strategic roles.

•

George Mattson, who has extensive professional and financial experience as a public company director in the airline industry. He has served as a director for Delta Air Lines, Inc. since October 2012 and on the board of directors of the Air France KLM Group since November 2017. Prior to this, George spent 18 years in investment banking at Goldman, Sachs & Co. from 1994 to 2012 and served as a Partner and Co-Head of the Global Industrials Group from 2002 to 2012.

The other individuals nominated for election to the Board include:

•	Chamath Palihapitiya, current SCH CEO and director, who will serve as the Chairman of the Board;

•	Adam Bain, former COO of Twitter and current SCH director;

•	Evan Lovell, Partner of Virgin Group Holdings Limited;

•	James Ryans, current SCH director and chairman of the audit committee; and

•	George Whitesides, CEO of Virgin Galactic, who will serve as CEO of VGH following the consummation of the business combination.

Mr. Whitesides said:

“We’re delighted to announce that Wanda, George and Craig have agreed to be nominated for election to the Board. I believe they will provide strong leadership, invaluable insight and effective governance at an exciting stage in our development and I look forward to working closely with the Board to continue building our business towards commercial service.”

Mr. Palihapitiya said:

“The addition of Wanda, Craig and George as highly experienced directors should bring significant aerospace, airline and listed company experience to VGH. The board has extensive experience with identifying, investing in and taking advantage of market opportunities. Together we will help ensure that VGH continues to be a market leader and make the right investments to facilitate our growth.”

About Virgin Galactic

Virgin Galactic is a vertically-integrated aerospace company pioneering human spaceflight for private individuals and researchers. It believes the commercial exploration of space represents one of the most exciting and significant technology initiatives of our time. It is embarking on this commercial exploration journey with a mission to put humans into space and return them safely to earth on a routine, consistent and affordable basis. Using its proprietary and reusable technologies, and supported by a distinctive, Virgin-branded customer experience, it is developing a spaceflight system designed to offer customers a unique, multi-day experience culminating in a spaceflight that includes several minutes of weightlessness and views of Earth from space. It is in the final stages of development, having already completed two crewed flights of its vehicle into space, and anticipates initial commercial launch in 2020.

About Social Capital Hedosophia

Social Capital Hedosophia Holdings Corp. is a partnership between the investment firms of Social Capital and Hedosophia. SCH unites technologists, entrepreneurs and technology-oriented investors around a shared vision of identifying and investing in innovative and agile technology companies. To learn more about SCH, visit: www.socialcapitalhedosophiaholdings.com.

Additional Information and Where to Find It

This press release relates to a proposed transaction between Virgin Galactic and SCH. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, SCH filed a registration statement on Form S-4 with the SEC on August 7, 2019. SCH also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of SCH are urged to read the registration statement, the proxy statement/prospectus included therein and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by SCH through the website maintained by the SEC at www.sec.gov.

The documents filed by SCH with the SEC also may be obtained free of charge at SCH’s website at http://www.socialcapitalhedosophiaholdings.com/docs.html or upon written request to 120 Hawthorne Avenue Palo Alto, California 94301.

Participants in Solicitation

SCH and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from SCH’s shareholders in connection with the proposed transaction. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction. You may obtain a free copy of these documents as described in the preceding paragraph.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of federal securities laws, including with respect to the proposed transaction between Virgin Galactic and SCH. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of SCH’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4 discussed above and other documents filed by SCH from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements.

For media inquiries relating to Virgin Galactic please contact:

VirginGalacticPress@virgingalactic.com

UK, Middle East, Asia, Africa – Adam Davidson

vg@fticonsulting.com, +44 (203) 727-1000

US, Canada, South America, Australia – Antonia Gray

vg@fticonsulting.com, +1 (347) 574-4352